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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               FORM 12b-25

                       COMMISSION FILE NUMBER 0-27580


                        NOTIFICATION OF LATE FILING


                         CUSIP NUMBER 054529 20 1


(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                        PART I--REGISTRANT INFORMATION

Full Name of Registrant:    AvTel Communications, Inc.

Former Name if Applicable: _______________________

Address of Principal Executive Office (Street and Number):
City, State and Zip Code:

501 Bath Street
Santa Barbara, CA 93101

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                      PART II--RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III--NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period:

     Preparation of the Registrant's Form 10-Q for the quarter ended June 30, 1999, was temporarily delayed in order to obtain written approval from the Registrant's lender to modify its secured borrowing facility. In addition, certain of the Registrant's resources have been otherwise employed in the negotiation and preparation of documentation with respect to the previously-announced sale of the Registrant's Matrix Telecom, Inc. subsidiary. As a result, Registrant is unable to complete and file its Form 10-Q for the quarter ended June 30, 1999, by the prescribed due date without unreasonable effort or expense. The Registrant will file its Form 10-Q for such period no later than the fifth calendar day following the due date.

                        PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Michael J. Ussery                 (805) 884-6300
     -----------------        (Area Code) (Telephone Number)
     (Name)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

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[X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended June 30, 1999, AvTel recorded revenues of $9.3 million and a net loss of $2.1 million or $0.22 per share on 10.5 million basic and diluted shares. The Company reported revenues of $11.3 million and a net loss of $1.7 million with a per share loss of $.18 on approximately 9.5 million basic and diluted shares for the quarter ended June 30, 1998.

AVTEL COMMUNICATIONS, INC.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 1999

By /s/ MICHAEL J. USSERY

       Michael J. Ussery
       Chief Financial Officer


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).